Exhibit 3.1

Exhibit Biko

Amended and Restated

Series Designation of

Series Biko, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and upon the execution of this Exhibit Biko by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Series Biko, a series of Commonwealth Thoroughbreds LLC (“Series Biko”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit Biko”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Series Biko, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	December 10, 2019

Managing Member

Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Series Biko and shall continue to act as the Managing Member of Series Biko until dissolution of Series Biko pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset

The Series Assets of Series Biko shall comprise a 75% interest in a gelding born in February 2018 by Orb out of Latique by Elusive Quality, which will be acquired by Series Biko upon the close of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Biko from time to time, as determined by the Managing Member in its sole discretion

Management Fee

A fee of 10% of the purchase price of the Series Asset will be paid to the Manager from the offering proceeds at closing as compensation for identifying investigating, evaluating, and managing the acquisition of a Thoroughbred asset, which may be waived by the Managing Member in its sole discretion.

In addition, the Manager will receive 10% of any Free Cash Flow generated by the Series, distributed to Series members in accordance with Section 7.1 during the preceding quarter.

Purpose	As stated in Section 2.4

Issuance	Subject to Section 6.3(a)(i), the maximum number of Series Biko Units the Company can issue is 2,500.

Number of Series Biko Units held by the Managing Member and its Affiliates

The Managing Member, together with its affiliates, must hold a minimum of 2% and may hold up to a maximum of 10% of the Series Biko Units as of the closing of the Initial Offering.

The Managing Member reserves the right in its sole discretion to waive the limit on maximum ownership to allow the Managing Member and its affiliates to acquire more than 10% of the Series Biko Units.

Broker	Dalmore Group, LLC

Brokerage Fee	1% of the offering proceeds.

Preference Designation	No Preference Designation shall be required in connection with the issuance of Series Biko Units.

Voting

Subject to Section 3.5, the Series Biko Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series Biko Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Series Biko Units then Outstanding shall be required for:

●    any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Series Biko Units;

●     mergers, consolidations or conversions of Series Biko or the Company; and

●    all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Biko Units voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series Biko Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Series Biko Units other than in accordance with Section 3.7.

Organizational Fee

3% of the proceeds received from the offering of the Series Biko Units payable to reimburse the Manager for legal, accounting and compliance expenses incurred by the Manager to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Biko Units and all subsequent offerings.

Other rights

Holders of Series Biko Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Biko Units.

Officers	There shall initially be no specific officers associated with Series Biko, although, the Managing Member may appoint Officers of Series Biko from time to time, in its sole discretion.

Aggregate Ownership Limit	12.5%

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit Biko	As stated in Article XIII

Executed as of the 30th day of June 2021.

COMMONWEALTH THOROUGHBREDS LLC By: Commonwealth Markets, Inc., as managing member By /s/ Brian Doxtator Title: Chief Executive and Chief Financial Officer